UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of August 2008
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.

(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      ☒  Form 20-F                                                         ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐     Yes                                                        ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

       Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 12, 2008.

       Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Report with respect to the results of operations of the Registrant for the quarter ended June 30, 2008.

       Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant’s condensed interim consolidated financial statements for the quarter ended June 30, 2008.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ronit Zmiri Name: Ronit Zmiri Title: Corporate Secretary

Dated: August 13, 2008

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated August 12, 2008
2.	Management Report
3.	Financial Statements

EXHIBIT 1

Earning Release

ELBIT SYSTEMS REPORTS RECORD

SECOND QUARTER 2008 RESULTS

Continued Strong Growth with Record Backlog of Orders and Revenues;

Revenues Increased by 39.5% over Second Quarter Last Year to $653.2 Million;

Backlog of Orders over $5 Billion;

Haifa, Israel, August 12, 2008 – Elbit Systems Ltd. (the “Company”) (NASDAQ: ESLT, TASE: ESLT), the international defense company, today reported its consolidated results for the second quarter ended June 30, 2008.

The Company’s backlog of orders as of June 30, 2008 totaled $5,050 million, as compared with $4,922 million as of March 31, 2008. Approximately 71% of the backlog relates to orders outside of Israel. Approximately 63% of the Company’s backlog as of June 30, 2008, is scheduled to be performed during the second half of 2008 and during 2009.

As previously announced, during the second quarter the Company reported two events that in the aggregate had minimal total net effect on net profit. These were a one-time net after tax expense provision of $10 million, related to a court ruling against a U.S. subsidiary of the Company. The other was a significant contribution to net income, due to a high level of revenues generated from the short-term delivery contract revenues in the quarter.

In comparing financial results of the second quarter 2008 to the second quarter in 2007, the following should be noted. During the second quarter of 2007, the Company completed the acquisition of Tadiran Communications Ltd. Following the acquisition, the Company recorded in the second quarter of 2007 expenses of $27.1 million, comprised of $16.6 million in In-Process Research & Development write-off expenses recorded under operating expenses, and $10.5 million in restructuring expenses recorded under cost of goods sold.

Consolidated revenues for the second quarter of 2008 increased by 39.5% to $653.2 million, from $468.2 million in the second quarter of 2007.

Gross profit for the second quarter of 2008 increased by 55.4% to $197.4 million (30.2% of revenues), as compared with gross profit, excluding expenses related to the Tadiran acquisition, of $127.0 million (27.1% of revenues) in the second quarter of 2007.

Earning Release

Consolidated net income for the second quarter of 2008 increased by 31.3% to $31.2 million (4.8% of revenues), as compared with net income, excluding net expenses related to the Tadiran acquisition, of $23.7 million (5.1% of revenues) in the second quarter of 2007. Diluted earnings per share for thesecond quarter of 2008 were $0.73, as compared with $0.56, excluding expenses related to the Tadiran acquisition, for thesecond quarter of 2007.

Operating Cash flow during the first six months of 2008 was $129.8 million.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: “I am pleased to report another quarter of strong growth with record financial results, and very significantly, our backlog grew and crossed the $5 billion milestone. While all parts of the business are performing in accordance with plans, our subsidiaries in particular performed well and were an important factor in our improved margins this quarter.”

Mr. Ackerman continued, “Company-wide, we continue to improve with sustained growth on both the top and bottom line, driven both by strong organic growth as well as the contribution through our acquisitions. Our goal of building our business into a world-class and globally diversified defense company is ever more becoming an actuality, and we remain confident of our continued success into the long-term future.”

The Board of Directors declared a dividend of $0.20 per share for the second quarterof 2008. The dividend’s record date is August 26, 2008, and the dividend will be paid on September 8, 2008, net of taxes and levies, at the rate of 16.88%.

Conference Call

The Company will also be hosting a conference call on the same day, Tuesday, August 12, at 9am ET. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1-866-345-5855

UK Dial-in Number: 0-800-404-8418

ISRAEL Dial-in Number: 03-918-0688

INTERNATIONAL Dial-in Number: +972-3-918-0688

at:

9am Eastern Time; 6am Pacific Time; 2pm UK time and 4pm Israel time

Earning Release

This call will be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call.

The dial-in numbers are: 1-877-332-1104 (US) or +972-3-925-5948 (Israel and International).

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned air vehicle (UAV) systems, advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

Company Contact:	IR Contact:
Joseph Gaspar, Executive VP & CFO	Ehud Helft / Kenny Green
Dalia Rosen, Head of Corporate Communications
Elbit Systems Ltd.	GK Investor Relations
Tel: +972-4 831-6663 Fax: +972-4-831-6944	Tel: 1 646 201 9246
E-mail: j.gaspar@elbitsystems.com Dalia.rosen@elbitsystems.com	E-mail: info@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousand of US Dollars)

	June 30	December 31
	2008	2007
	Unaudited	Audited

Assets

Current Assets:
Cash and short term deposits	427,278	375,700
Trade receivable and others	579,887	555,265
Inventories, net of customer advances	583,544	480,603
Total current assets	1,590,709	1,411,568

Investments in affiliated companies & other companies	68,454	66,161
Long-term receivables & others	337,286	314,568
Fixed Assets, net	370,211	350,514
Other assets, net	615,448	632,799
	2,982,108	2,775,610

Liabilities and Shareholder’s Equity

Current liabilities	1,316,025	1,237,049
Long-term liabilities	1,034,951	982,214
Minority Interest	46,769	20,085
Shareholder’s equity	584,363	536,262
	2,982,108	2,775,610

Earning Release

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF INCOME

(In thousand of US Dollars, except for per share amounts)

	Six Months Ended June 30		Three Months Ended June 30		Year Ended December 31
	2008	2007	2008	2007	2007
	Unaudited		Unaudited		(Audited)

Revenues	1,269,230	871,758	653,167	468,158	1,981,761
Cost of revenues	903,474	641,266	455,764	341,204	1,454,913
Restructurirng expenses	—	10,482	—	10,482	10,482
Gross Profit	365,756	220,010	197,403	116,472	516,366

Research and development expenses, net	76,124	53,074	38,089	28,981	126,995
Marketing and selling expenses	103,303	71,577	53,639	39,206	157,411
General and administrative expenses	77,841	44,418	45,692	24,100	107,447
Acquired IPR&D	—	16,560	—	16,560	16,560
Total operating expenses	257,268	185,629	137,420	108,847	408,413

Operating income	108,488	34,381	59,983	7,625	107,953

Financial expenses, net	(16,973)	(7,962)	(12,373)	(5,034)	(19,329)
Other income (expenses), net	4,213	95	117	(18)	368
Income before taxes on income	95,728	26,514	47,727	2,573	88,992
Taxes on income	11,684	12,122	3,762	5,389	13,810
	84,044	14,392	43,965	(2,816)	75,182
Equity in net earnings of affiliated companies and partnership	5,946	5,773	3,381	2,373	14,565
Minority interest in earnings of subsidiaries	(26,682)	(1,757)	(16,191)	(248)	(13,038)
Net income (loss)	63,308	18,408	31,155	(691)	76,709

Earnings per share
Basic net earnings (loss) per share	$1.50	$0.44	$0.74	$(0.02)	$1.82

Diluted net earnings (loss) per share	$1.48	$0.43	$0.73	$(0.02)	$1.81

EXHIBIT 2

Elbit Systems Ltd.

Management’s Report

For The Quarter Ended June 30, 2008

This report should be read together with the unaudited financial statements for the quarter ended June 30, 2008 of Elbit Systems Ltd. (“Elbit Systems” and together with its subsidiaries, the “Company”), the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2007, the Company’s management report for the year ended December 31, 2007 and the Company’s Form 20-F for the year ended December 31, 2007, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

Forward looking statements with respect to the Company’s business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, governmental authorizations, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

A.	Executive Overview

Business Description

The Company operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), unmanned air vehicles (“UAVs”), advanced electro-optic and space technologies, electronic warfare (“EW”) suites, airborne warning systems, electronic intelligence (“ELINT”) systems, data links, military communications systems and equipment and radios. The Company also focuses on the upgrading of existing military platforms and developing new technologies for defense, homeland security and commercial aviation applications.

The Company provides support services for the platforms it upgrades as well as the systems and products it supplies. In addition, the Company offers a wide range of logistic support services as well as advanced engineering and manufacturing services to various customers, utilizing its significant logistic and manufacturing capabilities. The Company often cooperates with industries in Israel and in various other countries.

The Company tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Company provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

The Company operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

Financial Highlights

The Company’s revenues increased by 39.5% and reached $653.2 million in the second quarter of 2008, as compared to $468.2 million in the second quarter of 2007.

The Company’s backlog increased by 9.2% and reached $5.05 billion as of June 30, 2008, as compared to $4.62 billion as of December 31, 2007.

Net earnings in the second quarter of 2008 were $31.2 million (4.8% of revenues) and diluted EPS was $0.73, as compared to a $0.7 million net loss in the second quarter of 2007, which included $24.4 million In-Process Research & Development (“IPR&D”) and restructuring costs net related to the acquisition of Tadiran Communications Ltd. (“Tadiran”) in 2007.

The Company’s cash flow generated from operations in the six months ended June 30, 2008 was $129.8 million, as compared to $129.7 million in the six months ended June 30, 2007.

The Board of Directors declared a dividend of $0.20 per share for the second quarter of 2008.

B.	Recent Events

•

On May 21, 2008, the Company announced that its subsidiary, Elbit Systems Electro-Optics Elop Ltd. (“Elop”) was recently awarded three contracts valued in a total amount of approximately $87 million from a customer in Asia for the supply of cooled Thermal Imaging systems for reconnaissance and target acquisition applications. One of the contracts will be performed through Elbit Security Systems Ltd. The projects will be performed over two years and Elop foresees potential for follow-on orders.

•

On July 1, 2008, the Company announced that all approvals required for the merger of Tadiran with and into Elbit Systems were obtained, and the Israeli Registrar of Companies issued its merger order on June 30, 2008. This is further to the announcement on November 7, 2007, regarding Elbit Systems Board of Directors’ approval of the merger. Pursuant to the approved merger, Tadiran transferred all of its assets and liabilities to Elbit Systems, merged with and into Elbit Systems and no longer exists as a legal entity. The merger is part of Elbit Systems’ re-organization plan. It included a merger and a vertical demerger of Elbit Systems’ Land Systems and C4I Division together with most of the operations and activities of Tadiran in Israel prior to the merger into a wholly-owned Israeli subsidiary, Elbit Systems Land and C4I – Tadiran Ltd. The demerger occurred immediately after the approval of the merger and as an integral part thereof. In addition, Tadiran’s former U.S. subsidiaries have become a part of the Elbit Systems of America companies.

•

On July 2, 2008, the Company announced that on June 30, 2008, the court issued a series of orders relating to a trial in Memphis, Tennessee, against several defendants, including Kollsman, Inc. (“Kollsman”), a wholly-owned U.S. subsidiary of the Company. This is further to the Company’s announcement on November 7, 2007 and information contained in the Company’s Annual Report on Form 20-F filed on May 28, 2008 regarding a claim brought by the plaintiff Innovative Solutions and Support, Inc. The rulings reflect an award to the plaintiff against Kollsman for direct and exemplary damages, interest and costs totaling approximately $23.2 million. A final judgment to be entered by the court will contain the actual judgment amounts. Kollsman strongly believes that these rulings are neither supported by the evidence on the record nor by the applicable law and intends to evaluate the options available to vigorously defend itself, including filing an appeal upon the entry of a final judgment in the case. The ruling impacted the Company’s second quarter 2008 results in a net after tax amount of approximately $10 million, taking into account reserves previously recorded.

•

On July 24, 2008, the Company announced, further to the Company’s announcement on July 4, 2007, that on July 22, 2008 the United States District Court for the Southern District of New York issued an order dismissing, on grounds of forum non conveniens, the claim filed last year by certain minority shareholders of ImageSat International N.V. (“ImageSat”). The Company, through one of its subsidiaries, holds a minority position in ImageSat. The claim had been filed against certain of ImageSat’s shareholders including the Company and against certain current and former officers and directors of ImageSat, including among others Michael Federmann, Joseph Ackerman and Joseph Gaspar, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, respectively. On July 28, 2008, the plaintiffs filed an appeal of the court’s dismissal order with the U.S. Federal Court of Appeals for the Second Circuit. On August 6, 2008, another minority shareholder of ImageSat filed a similar claim in the New York District Court.

•

On July 28, 2008, the Company announced that it anticipated an impact on its second quarter 2008 results of additional net after tax profit of approximately $8-11 million, due mainly to a higher level of revenues generated from short-term delivery contracts in the quarter. Conversely, the Company noted, as indicated in its announcement on July 2, 2008, that its financial results for the second quarter are also negatively impacted in a net after tax amount of approximately $10 million, as a result of a recent court ruling in the United States. Both developments are reflected in the Company’s second quarter 2008 results.

C.	Backlog of Orders

The Company’s backlog of orders as of June 30, 2008 reached $5,050 million, of which 71% were for orders outside of Israel. The Company’s backlog as of December 31, 2007 was $4,624 million, of which 70% were for orders outside of Israel.

Approximately 63% of the Company’s backlog as of June 30, 2008 is scheduled to be performed in the following two quarters of 2008 and during 2009. The majority of the 37% balance is scheduled to be performed in 2010 and 2011.

D.	Critical Accounting Policies and Estimates

The Company’s significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2007. See also the Company’s management report for the year ended December 31, 2007.

In the first quarter of 2008, the Company adopted Statement of Financial Accounting Standards (FAS) 157, Fair Value Measurements, which defines fair value, establishes a market based framework or hierarchy for measuring fair value and expands disclosures about fair value measurements. FAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value, but does not require any new fair value measurements. The FAS 157 requirements for certain non-financial assets and liabilities have been deferred until the first quarter of 2009 in accordance with Financial Accounting Standards Board (FASB) Staff Position (FSP) 157-2. The adoption of FAS 157 did not have a material impact on the Company’s results of operations, financial position or cash flows.

The fair-value hierarchy established in FAS 157 prioritizes the inputs used in valuation techniques into three levels as follows:

A.	Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
B.

Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

C.	Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and are required in order to develop relevant assumptions.

The amount of assets and liabilities subject to the provision of SFAS 157 at June 30, 2008 includes mainly $17.9 million of marketable securities and liabilities related to derivative financial instruments of $19.8 million. The Company determined the fair values of the marketable securities using Level 3 methodology. Changes in the fair value of those securities, during the period, were recorded as follows: unrealized gains of $0.5 million considered to be temporary were reflected in other comprehensive income, and unrealized loss of $3.4 million that is considered to be other-than-temporary was charged to the statement of income as finance expenses. The fair value of the derivative financial instruments was determined using Level 2 methodology.

E.	Recent Acquisitions

•

On June 23, 2008, the Company’s subsidiary Elbit Systems Electro-Optics Elop Ltd. (“Elop”) acquired all of the shares of Bar-Kal Systems Engineering Ltd. (“Bar-Kal”), for a purchase price amount not material to the Company. Bar-Kal is an Israeli company, engaged in research, development and marketing of technologies related to systems engineering of hyperspectral remote sensing for defense and Government-related customers in Israel and abroad.

•

On June 30, 2008, the Company acquired all of the shares of Electro Optic Research and Development Company Ltd. (“EORD”) from their former shareholders, Technion Research & Development Foundation Ltd. and Bynet Electronics Ltd., for a purchase price amount not material to the Company. EORD is an Israeli company, engaged in research and development of acoustic and seismic sensors and systems for military and security applications.

F.	Summary of Financial Results

The following table sets forth the consolidated statements of operations of the Company and its subsidiaries for the three and six-month periods ended June 30, 2008 and June 30, 2007. The financial statements of the Company in the six-month period ended June 30, 2008 include consolidation of 100% of Tadiran’s financial results. In the first four months of 2007, 42% of Tadiran’s results is included as equity in net earnings of affiliates companies and partnership, net of amortization. Commencing May 1, 2007, the results of Tadiran were consolidated in the Company’s results.

	For the six months ended June 30				For the three months ended June 30
	2008		2007		2008		2007
	$	%	$	%	$	%	$	%
	(In thousands of U.S. dollars except per share data)
Total revenues	1,269,230	100.0	871,758	100.0	653,167	100.0	468,158	100.0
Cost of revenues	903,474	71.2	641,266	73.6	455,764	69.8	341,204	72.9
Restructuring expenses	—	—	10,482	1.2	—	—	10,482	2.2
Gross profit	365,756	28.8	220,010	25.2	197,403	30.2	116,472	24.9
R&D expenses	92,489	7.3	66,207	7.6	46,583	7.1	36,508	7.8
Less – participation	(16,365)	(1.3)	(13,133)	(1.5)	(8,494)	(1.3)	(7,527)	(1.6)
R&D expenses, net	76,124	6.0	53,074	6.1	38,089	5.8	28,981	6.2
Marketing and selling expenses	103,303	8.1	71,577	8.2	53,639	8.2	39,206	8.4
General and administrative expenses	77,841	6.1	44,418	5.1	45,692	7.0	24,100	5.1
IPR&D write-off	—	—	16,560	1.9	—	—	16,560	3.5
	257,268	20.3	185,629	21.3	137,420	21.0	108,847	23.2
Operating income	108,488	8.5	34,381	3.9	59,983	9.2	7,625	1.6
Finance expenses, net	(16,973)	(1.3)	(7,962)	(0.9)	(12,373)	(1.9)	(5,034)	(1.1)
Other income (expenses), net	4,213	0.3	95	0.0	117	0.0	(18)	0.0
Income before taxes on income	95,728	7.5	26,514	3.0	47,727	7.3	2,573	0.5
Taxes on income	11,684	0.9	12,122	1.4	3,762	0.6	5,389	1.2
	84,044	6.6	14,392	1.6	43,965	6.7	(2,816)	(0.6)
Minority interest in gains of subsidiaries	(26,682)	(2.1)	(1,757)	(0.2)	(16,191)	(2.4)	(248)	(0.1)
Equity in net earnings of affiliated companies and partnership	5,946	0.5	5,773	0.7	3,381	0.5	2,373	0.5
Net earnings (loss)	63,308	5.0	18,408	2.1	31,155	4.8	(691)	(0.1)
Diluted earnings (loss) per share	1.48		0.43		0.73		(0.02)

Revenues

The Company’s sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company’s revenues is subject to governmental budgetary constraints.

Three Months Ended June 30, 2008, Compared to Three Months Ended June 30, 2007

The consolidated revenues increased by 39.5% from $468.2 million in the second quarter of 2007 to $653.2 million in the second quarter of 2008.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Three-Month Period ended
	June 30, 2008		June 30, 2007
	$ millions	%	$ millions	%
Airborne systems	157.6	24.1	161.1	34.4
Land systems	153.4	23.5	68.5	14.6
C4ISR systems	216.2	33.1	136.7	29.2
Electro-optics	73.4	11.2	65.2	13.9
Other (mainly non-defense engineering and production services)	52.6	8.1	36.7	7.9
Total	653.2	100.0	468.2	100.0

The changes in revenue distribution by areas of operation were the result of quarterly fluctuations and the inclusion of Tadiran in the C4ISR area of operation. The increase in the Land systems area of operations is mainly related to growth in deliveries of products to the U.S. Government.

The following table sets forth the Company’s distribution of revenues by geographical regions:

	Three-Month Period ended
	June 30, 2008		June 30, 2007
	$ millions	%	$ millions	%
Israel	103.7	15.9	77.0	16.5
United States	217.7	33.3	174.4	37.2
Europe	199.4	30.5	121.8	26.0
Other countries	132.4	20.3	95.0	20.3
Total	653.2	100.0	468.2	100.0

The changes in revenues by geographic distribution were the result of standard quarterly fluctuations and increased revenues to certain customers as mentioned above.

Six Months Ended June 30, 2008, Compared to Six Months Ended June 30, 2007

The Company’s consolidated revenues increased by 45.6%, from $871.8 million in the first six months of 2007 to $1,269.2 million in the first six months of 2008.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Six-Month Period ended
	June 30, 2008		June 30, 2007
	$ millions	%	$ millions	%
Airborne systems	312.8	24.6	312.8	35.9
Land systems	309.4	24.4	150.0	17.2
C4ISR systems	380.7	30.0	223.6	25.7
Electro-optics	161.5	12.7	117.6	13.5
Other (mainly non-defense engineering and production services)	104.8	8.3	67.8	7.7
Total	1,269.2	100.0	871.8	100.0

The changes in revenue distribution by areas of operation were the result of ordinary quarterly fluctuations and the inclusion of Tadiran in the C4ISR area of operation. The increase in the Land systems area of operations is mainly related to growth in deliveries of products to the U.S. Government.

The following table sets forth the Company’s distribution of revenues by geographic regions:

	Six-Month Period ended
	June 30, 2008		June 30, 2007
	$ millions	%	$ millions	%
Israel	226.8	17.9	171.1	19.6
United States	432.8	34.1	325.3	37.3
Europe	336.6	26.5	205.6	23.6
Other countries	273.2	21.5	169.8	19.5
Total	1,269.2	100.0	871.8	100.0

The changes in revenues by geographic distribution were the result of ordinary quarterly fluctuations and revenues to customers as mentioned above.

Gross Profit

The Company’s gross profit represents the aggregate results of the Company’s activities and projects, and is based on the mix of programs in which the Company is engaged during the reported period.

Three Months Ended June 30, 2008, Compared to Three Months Ended June 30, 2007

Gross profit in the quarter ended June 30, 2008 was $197.4 million as compared to $116.5 million in the quarter ended June 30, 2007. The gross profit, in the second quarter of 2007, included restructuring expenses of $10.5 million (which constituted 2.2% of revenues). As a result of these expenses, the gross profit margin in the second quarter of 2007 decreased to 24.9%, compared to a gross profit margin of 30.2% in the second quarter of 2008. The increase in the gross profit margin in the second quarter of 2008 was mainly as a result of higher level of profit margins in short-term delivery contracts and the mix of the projects sold.

Six Months Ended June 30, 2008, Compared to Six Months Ended June 30, 2007

Gross profit in the six months ended June 30, 2008 was $365.8 million as compared to $220.0 million in the six months ended June 30, 2007. As a result of the expenses mentioned above (which constituted 1.2% of revenues), the gross profit margin in the six months ended June 30, 2007 decreased to 25.2%, compared to a gross profit margin of 28.8% in the six period ended June 30, 2008.

Research and Development (“R&D”)

The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

The Company’s R&D included programs which are partially funded by third parties, including the Israeli Ministry of Defense (“IMOD”), the Office of the Chief Scientist (“OCS”) and bi-national and European Development funds. The R&D was performed in all major areas of core technological activities of the Company and mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers and space based sensors, communications, electronic warfare (EW) and homeland security technologies and products.

Three Months Ended June 30, 2008, Compared to Three Months Ended June 30, 2007

Gross R&D expenses in the quarter ended June 30, 2008 totaled $46.6 million (7.1% of revenues), as compared to $36.5 million (7.8% of revenues) in the quarter ended June 30, 2007.

Net R&D expenses (after deduction of third party participation) in the quarter ended June 30, 2008 totaled $38.1 million (5.8% of revenues), as compared to $29 million (6.2% of revenues) in the quarter ended June 30, 2007.

Six Months Ended June 30, 2008, Compared to Six Months Ended June 30, 2007

Gross R&D expenses in the six months ended June 30, 2008 totaled $92.5 million (7.3% of revenues), as compared to $66.2 million (7.6% of revenues) in the six months ended June 30, 2007.

Net R&D expenses (after deduction of third party participation) in the six-month period ended June 30, 2008 totaled $76.1 million (6.0% of revenues), as compared to $53.1 million (6.1% of revenues) in the six-month period ended June 30, 2007.

Marketing and Selling Expenses

The Company maintains its activities in developing new markets and pursues at any given time various business opportunities according to the Company’s plan.

Three Months Ended June 30, 2008, Compared to Three Months Ended June 30, 2007

Marketing and selling expenses in the quarter ended June 30, 2008 were $53.6 million (8.2% of revenues), as compared to $39.2 million (8.4% of revenues) in the quarter ended June 30, 2007.

Six Months Ended June 30, 2008, Compared to Six Months Ended June 30, 2007

Marketing and selling expenses in the six months ended June 30, 2008 were $103.3 million (8.1% of revenues), as compared to $71.6 million (8.2% of revenues) in the six months ended June 30, 2007.

General and Administrative (“G&A”) Expenses

Three Months Ended June 30, 2008, Compared to Three Months Ended June 30, 2007

G&A expenses were $45.7 million (7.0% of revenues) in the quarter ended June 30, 2008, as compared to $24.1 million (5.1% of revenues) in the quarter ended June 30, 2007. The increase in G&A expenses was mainly as a result of the court ruling against the Company’s U.S. subsidiary mentioned above.

Six Months Ended June 30, 2008, Compared to Six Months Ended June 30, 2007

G&A expenses were $77.8 million (6.1% of revenues) in the six months ended June 30, 2008, as compared to $44.4 million (5.1% of revenues) in the six months ended June 30, 2007.

Operating Income

Three Months Ended June 30, 2008, Compared to Three Months Ended June 30, 2007

The Company’s operating income in the quarter ended June 30, 2008 was $60 million, as compared to $7.6 million in the quarter ended June 30, 2007. The operating income in 2007 was affected by restructuring expenses and an IPR&D write-off of $27 million (which constituted 5.8% of revenues). As a result, the operating income margin in the second quarter of 2007 decreased to 1.6%, as compared to an operating margin of 9.2% in the second quarter of 2008. The higher level of operating margins in 2008 was a result of improved gross margins, mainly due to the higher level of short-term delivery contracts and mix of projects performed in the second quarter of 2008.

Six Months Ended June 30, 2008, Compared to Six Months Ended June 30, 2007

The Company’s operating income in the six months ended June 30, 2008 was $108.5 million, as compared to $34.4 million in the six months ended June 30, 2007. As a result of the expenses mentioned above (which constituted 3.1% of revenues), the operating income margin in the six months ended June 30, 2007 decreased to 3.9%, as compared to 8.5% in the six months ended June 30, 2008.

Finance Expenses (Net)

Three Months Ended June 30, 2008, Compared to Three Months Ended June 30, 2007

Net finance expenses in the quarter ended June 30, 2008 were $12.4 million, as compared to $5.0 million in the quarter ended June 30, 2007. The net finance expenses in 2008 include the impact of a write-off relating to Auction Rate Securities in the amount of $1.6 million and the effect of the revaluation of the New Israeli Shekel (“NIS”), which affected the Company’s activities and balances in NIS. As a result, the finance expenses margin in the second quarter of 2008 increased to 1.9%, as compared to 1.1% in the second quarter of 2007.

Six Months Ended June 30, 2008, Compared to Six Months Ended June 30, 2007

Net finance expenses in the six months ended June 30, 2008 was $17 million, as compared to $8 million in the six months ended June 30, 2007. The net finance expenses in 2008 include the impact of a write-off relating to Auction Rate Securities in the amount of $3.4 million and the effect of the revaluation of the NIS.

Taxes on Income

The Company’s tax rate represents a weighted average of the tax rates to which the various Company entities are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Company entities generating the taxable income operate. The increase in the weight average tax rates in the second quarter of 2007 was mainly due to the IPR&D write-off related to the acquisition of the Tadiran shares not being deductible for tax purposes.

Three Months Ended June 30, 2008, Compared to Three Months Ended June 30, 2007

Provision for taxes in the quarter ended June 30, 2008 was $3.8 million (effective tax rate of 7.9%), as compared to a provision for taxes of $5.4 million (effective tax rate, excluding the IPR&D write-off, of 28.2%) in the quarter ended June 30, 2007.

Part of the tax rates decrease in the second quarter of 2008 was a result of lower level of profits generated in the U.S., in which the tax rates are higher. The lower profit was caused from the expenses related to the court ruling (see above).

Six Months Ended June 30, 2008, Compared to Six Months Ended June 30, 2007

Provision for taxes in the six months ended June 30, 2008 was $11.7 million (effective tax rate of 12.2%), as compared to a provision for taxes of $12.1 million (effective tax rate, excluding the IPR&D write-off, of 28.1%) in the six months ended June 30, 2007.

Minority Interest in Gains of Subsidiaries

The minority interest represents the minority part in gain/loss of subsidiaries, in which the Company holds less then 100%. The increase in 2008 is a result of higher level of sales and profit in those subsidiaries.

Three Months Ended June 30, 2008, Compared to Three Months Ended June 30, 2007

Minority interest in gain of subsidiaries in the quarter ended June 30, 2008 was $16.2 million, as compared to $0.3 million in the quarter ended June 30, 2007.

Six Months Ended June 30, 2008, Compared to Six Months Ended June 30, 2007

Minority interest in gain of subsidiaries in the quarter ended June 30, 2008 was $26.7 million, as compared to $1.8 million in the quarter ended June 30, 2007.

Company’s Share in Earnings of Affiliated Entities

The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company’s core business activities, including electro-optics and airborne systems.

Three Months Ended June 30, 2008, Compared to Three Months Ended June 30, 2007

In the second quarter of 2008, the Company had net income of $3.4 million from its share in earnings of affiliated entities and partnership, as compared to $2.4 million in the second quarter of 2007.

Six Months Ended June 30, 2008, Compared to Six Months Ended June 30, 2007

In the six months ended June 30, 2008 the Company’s share in earnings of affiliated companies and partnership was $5.9 million, as compared to $5.8 million in the six months ended June 30, 2007.

Net Earnings and Diluted Earnings Per Share (“EPS”)

Three Months Ended June 30, 2008, Compared to Three Months Ended June 30, 2007

Net earnings in the quarter ended June 30, 2008 were $31.2 million (4.8% of revenues), and the diluted EPS was $0.73.

The 2007 second quarter results included $24.4 million of net IPR&D and restructuring expenses ($0.57 per share). As a result, the second quarter of 2007 showed a loss of $0.7 million and $0.02 per share.

The number of shares used for computation of diluted EPS in the quarter ended June 30, 2008 was 42,868 thousand shares, as compared to 42,629 thousand shares in the quarter ended June 30, 2007.

Six Months Ended June 30, 2008, Compared to Six Months Ended June 30, 2007

Net earnings in the six months ended June 30, 2008 were $63.3 million (5.0% of revenues), as compared to net earnings of $18.4 million, including the $24.4 million IPR&D write-off and restructuring expenses, net, representing $0.57 per share (2.1% of revenues) in the six months ended June 30, 2007. Diluted EPS in the six months ended June 30, 2008 was $1.48, as compared to $0.43 in the six months ended June 30, 2007.

The number of shares used for computation of diluted EPS in the six months ended June 30, 2008 was 42,872 thousand shares, as compared to 42,402 thousand shares in the six months ended June 30, 2007.

G.	Liquidity and Capital Resources

The Company’s net cash flow generated from operating activities in the six months ended June 30, 2008 was $129.8 million, resulting mainly from net income and an increase in trade and other payables. The cash inflows were partially offset, mainly by an increase in inventories.

Net cash flow used for investment activities in the six months ended June 30, 2008 was $91.7 million, which was used mainly for procurement of various assets and equipment and investments in short and long-term bank deposits.

Net cash flow used for financing activities in the six months ended June 30, 2008 was $5.8 million, which was used mainly for dividend payment.

On June 30, 2008, the Company had total borrowings in the amount of $470.2 million, including $463.5 million in long-term loans, and $942.2 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On June 30, 2008, the Company had a cash balance amounting to $395.1 million.

As of June 30, 2008, the Company had working capital of $274.7 million, and its current ratio was 1.21.

H.	Derivatives and Hedges

Market risks relating to the Company’s operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and NIS. The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

On June 30, 2008, the Company’s liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations, except for Auction Rate Securities (see Finance Expense (Net) above). The Company’s deposits and loans are based on variable interest rates, and their value as of June 30, 2008 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company’s results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

The Company’s functional currency is the U.S. dollar. On June 30, 2008, the Company had exposure due to liabilities denominated in NIS of $222.7 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company’s exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time and impacted the Company’s finance expenses for the second quarter of 2008.

Most of the Company’s assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of June 30, 2008 by forward contracts. On June 30, 2008, the Company had forward contracts covering $219.3 million in Euro, $158.8 million in GBP and $4.5 million in other currencies.

I.	Dividends

The Board of Directors declared on August 11, 2008 a dividend of $0.20 per share.

* * * * *

EXHIBIT 3

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

AS OF JUNE 30, 2008

(Unaudited)

(In thousands of U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

AS OF JUNE 30, 2008

(Unaudited)

(In thousands of U.S. dollars)

C O N T E N T S

P a g e

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Income	4

Consolidated Statements of Changes in Shareholders’ Equity	5 - 6

Consolidated Statements of Cash Flows	7 - 8

Notes to the Consolidated Financial Statements	9 - 11

# # # # # #

1

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (in thousands)

	June 30	December 31,
	2008	2007
	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$395,090	$362,802
Short-term bank deposits	31,411	10,068
Available for sale marketable securities	777	2,830
Trade receivables (net of allowance for doubtful accounts in the amount of $4,027 and $3,794 as of June 30, 2008 and December 31, 2007, respectively)	454,865	431,961
Other receivables and prepaid expenses	125,022	123,304
Inventories, net of customer advances	583,544	480,603
Total current assets	1,590,709	1,411,568

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliated companies, partnership and other companies	68,454	66,161
Compensation receivables in respect of fire damages, net	—	15,530
Long-term bank deposits and trade receivables	26,875	20,747
Marketable securities	17,921	20,885
Deferred income taxes	17,864	19,323
Severance pay fund	274,626	238,083
	405,740	380,729

PROPERTY, PLANT AND EQUIPMENT, NET	370,211	350,514

INTANGIBLE ASSETS, NET:
Goodwill	331,609	331,810
Other intangible assets, net	283,839	300,989
	615,448	632,799

	$2,982,108	$2,775,610

The accompanying notes are an integral part of the consolidated financial statements.

2

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars (in thousands)

	June 30	December 31,
	2008	2007
	(Unaudited)	(Audited)
CURRENT LIABILITIES:
Short-term bank credit and loans	$567	$10,418
Current maturities of long-term loans	6,107	18,659
Trade payables	331,850	272,627
Other payables and accrued expenses	506,120	424,783
Customers advances in excess of costs incurred on contracts in progress	471,381	510,562
Total current liabilities	1,316,025	1,237,049

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	463,500	431,312
Customers advances	102,022	137,296
Deferred income taxes and tax obligations	87,014	88,473
Pension and termination indemnities	345,245	293,848
Other long-term liabilities	37,170	31,285
	1,034,951	982,214

COMMITMENTS AND CONTINGENT LIABILITIES

MINORITY INTERESTS	46,769	20,085

SHAREHOLDERS’ EQUITY:
Share capital:
Ordinary shares of New Israeli Shekels (NIS) 1 par value; Authorized – 80,000,000 shares as of June 30, 2008 and December 31, 2007 ; Issued 42,485,687 and 42,468,673 shares as of June 30, 2008 and December 31, 2007, respectively; Outstanding 42,076,766 and 42,059,752 shares as of June 30, 2008 and December 31, 2007, respectively	11,891	11,886
Additional paid-in capital	297,635	294,862
Treasury shares - 408,921 shares as of June 30, 2008 and December 31, 2007, respectively	(4,321)	(4,321)
Accumulated other comprehensive loss	(27,125)	(24,367)
Retained earnings	306,283	258,202
	584,363	536,262
	$2,982,108	$2,775,610

The accompanying notes are an integral part of the consolidated financial statements.

3

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars (in thousands, except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2008	2007	2008	2007	2007
	(Unaudited)		(Unaudited)		(Audited)

Revenues	$1,269,230	$871,758	$653,167	$468,158	$1,981,761
Cost of revenues	903,474	641,266	455,764	341,204	1,454,913
Restructuring expenses	—	10,482	—	10,482	10,482
Gross profit	365,756	220,010	197,403	116,472	516,366

Research and development expenses, net	76,124	53,074	38,089	28,981	126,995
Marketing and selling expenses	103,303	71,577	53,639	39,206	157,411
General and administrative expenses	77,841	44,418	45,692	24,100	107,447
Acquired in-process research and development (“IPR&D”)	—	16,560	—	16,560	16,560
	257,268	185,629	137,420	108,847	408,413

Operating income	108,488	34,381	59,983	7,625	107,953
Financial expenses, net	(16,973)	(7,962)	(12,373)	(5,034)	(19,329)
Other income (expenses), net	4,213	95	117	(18)	368
Income before taxes on income	95,728	26,514	47,727	2,573	88,992
Taxes on income	11,684	12,122	3,762	5,389	13,810
	84,044	14,392	43,965	(2,816)	75,182
Equity in net earnings of affiliated companies and partnership	5,946	5,773	3,381	2,373	14,565
Minority interests in earnings of subsidiaries	(26,682)	(1,757)	(16,191)	(248)	(13,038)
Net income	$63,308	$18,408	$31,155	$(691)	$76,709

Earnings per share
Basic net earnings (loss) per share	$1.50	$0.44	$0.74	$(0.02)	$1.82

Diluted net earnings (loss) per share	$1.48	$0.43	$0.73	$(0.02)	$1.81

Number of shares used in computation of basic net earnings per share	42,071	42,029	42,074	42,034	42,041

Number of shares used in computation of diluted net earnings per share	42,872	42,402	42,868	42,629	42,342

The accompanying notes are an integral part of the consolidated financial statements.

4

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (in thousands, except share and share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders’ equity	Total comprehensive income
Balance as of January 1, 2007	42,016,674	$11,876	$289,026	$(16,746)	$213,749	$(4,321)	$493,584
Cumulative impact of change in accounting for uncertainties in income taxes (FIN 48)	—	—	—	—	(4,846)	—	(4,846)
Exercise of options	43,078	10	417	—	—		427
Tax benefit in respect of options exercised	—	—	46	—	—	—	46
Stock based compensation	—	—	4,778	—	—	—	4,778
Gain resulting from affiliated company’s IPO	—	—	595	—	—	—	595
Dividends paid	—	—	—	—	(27,410)	—	(27,410)
Other comprehensive income, net of tax:
Unrealized loss on derivative instruments	—	—	—	(9,562)	—	—	(9,562)	$(9,562)
Foreign currency translation differences	—	—	—	605	—	—	605	605
Unrealized pension income	—	—	—	2,037	—	—	2,037	2,037
Unrealized loss on available for sale marketable securities	—	—	—	(701)	—	—	(701)	(701)
Net income	—	—	—	—	76,709	—	76,709	76,709
Total comprehensive income								$69,088
Balance as of December 31, 2007	42,059,752	11,886	294,862	(24,367)	258,202	(4,321)	536,262
Exercise of options	17,014	5	204	—	—	—	209
Stock based compensation	—	—	2,569	—	—	—	2,569
Dividends paid	—	—	—	—	(15,227)	—	(15,227)
Other comprehensive income (loss), net of tax:
Unrealized loss on derivative instruments	—	—	—	(4,704)	—	—	(4,704)	$(4,704)
Foreign currency translation differences	—	—	—	1,175	—	—	1,175	1,175
Unrealized pension income	—	—	—	933	—	—	933	933
Unrealized loss on available for sale marketable securities	—	—	—	(162)	—	—	(162)	(162)
Net income	—	—	—	—	63,308	—	63,308	63,308
Total comprehensive income								$60,550
Balance as of June 30, 2008 (Unaudited)	42,076,766	$11,891	$297,635	$(27,125)	$306,283	$(4,321)	$584,363

The accompanying notes are an integral part of the consolidated financial statements.

5

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars (in thousands, except share and share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated Other Comprehensive loss	Retained earnings	Treasury shares	Total shareholders’ equity	Total comprehensive income (loss)
Balance as of April 1, 2007 (Unaudited)	42,027,211	$11,878	$290,206	$(17,704)	$221,264	$(4,321)	$501,323
Exercise of options	14,878	4	121	—	—	—	125
Tax benefit in respect of options exercised	—	—	37	—	—	—	37
Stock based compensation	—	—	1,168	—	—	—	1,168
Dividends paid	—	—	—	—	(6,314)	—	(6,314)
Other comprehensive income (loss), net of tax:
Unrealized loss on derivative instruments	—	—	—	(1,164)	—	—	(1,164)	$(1,164)
Foreign currency translation differences	—	—	—	1,117	—	—	1,117	1,117
Unrealized pension income	—	—	—	1,163	—	—	1,163	1,163
Unrealized gain on available for sale marketable securities	—	—	—	426	—	—	426	426
Net loss	—	—	—	—	(691)	—	(691)	(691)
Total comprehensive income								$851
Balance as of June 30, 2007 (Unaudited)	42,042,089	$11,882	$291,532	$(16,162)	$214,259	$(4,321)	$497,190

Balance as of April 1, 2008 (Unaudited)	42,071,973	$11,889	$296,274	$(28,341)	$282,784	$(4,321)	$558,285
Exercise of options	4,793	2	42	—	—	—	44
Stock based compensation	—	—	1,319	—	—	—	1,319
Dividends paid	—	—	—	—	(7,656)	—	(7,656)
Other comprehensive income (loss):
Unrealized gains on derivative instruments	—	—	—	422	—	—	422	$422
Foreign currency translation differences	—	—	—	639	—	—	639	639
Unrealized pension income	—	—	—	(244)	—	—	(244)	(244)
Unrealized gain on available for sale marketable securities	—	—	—	399	—	—	399	399
Net income	—	—	—	—	31,155	—	31,155	31,155
Total comprehensive income								$32,371
Balance as of June 30, 2008 (Unaudited)	42,076,766	$11,891	$297,635	$(27,125)	$306,283	$(4,321)	$584,363

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (in thousands)

	Six months ended June 30,		Year ended December 31,
	2008	2007	2007
	(Unaudited)		(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$63,308	$18,408	$76,709
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	61,262	38,470	99,414
Acquired IPR&D	—	16,560	16,560
Marketable securities fair value adjustment	2,964	—	10,027
Stock based compensation	2,569	2,161	4,778
Deferred income taxes	(4,293)	(24,075)	(30,955)
Accrued severance pay, net	15,787	(1,300)	(3,171)
Gain on sale of property and equipment	1,165	(499)	(1,120)
Minority interests in earnings of subsidiaries	26,682	1,757	13,038
Equity in net losses (earnings) of affiliated companies and partnership, net of dividend received (*)	1,001	3,040	(2,182)
Changes in operating assets and liabilities:
Decrease (increase) in short and long-term receivables and prepaid expenses	(2,781)	15,585	(68,129)
Increase in inventories	(137,052)	(46,368)	(124,381)
Increase in trade payables, other payables and accrued expenses	139,474	44,070	151,283
Increase (decrease) in advances received from customers	(40,273)	61,868	120,814
Other adjustments	(5)	—	2
Net cash provided by operating activities	129,808	129,677	262,687

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(64,923)	(44,742)	(106,269)
Acquisition of a subsidiary (Schedule A)	(2,685)	(322,765)	(353,175)
Investments in affiliated companies	(602)	(293)	(916)
Proceeds from sale of property, plant and equipment	3,252	2,883	4,364
Proceeds from sale of investment	—	—	1,431
Investment in long-term bank deposits	(9,550)	(270)	(12,216)
Proceeds from sale of long-term bank deposits	2,261	1,983	8,839
Short-term bank deposits, net	(19,452)	(5,756)	193,263
Net cash used in investing activities	(91,699)	(368,960)	(264,679)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	209	287	427
Repayment of long-term bank loans	(63,969)	(118,183)	(150,310)
Receipt of long-term bank loans	83,561	403,778	464,878
Dividends paid	(15,226)	(13,052)	(27,410)
Tax benefit in respect of options exercised	—	64	46
Change in short-term bank credit and loans, net	(10,396)	(5,977)	(7,401)
Net cash provided by (used in) financing activities	(5,821)	266,917	280,230

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	32,288	27,634	278,238

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	362,802	84,564	84,564
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$395,090	$112,198	$362,802
* Dividend received	$6,947	$8,556	$12,383

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars (in thousands)

	Six months ended June 30,		Year ended December 31,
	2008	2007	2007
	(Unaudited)		(Audited)

SUPPLEMENTARY CASH FLOW ACTIVITIES:

Cash paid during the period for:

Income taxes	$16,621	$6,791	$23,282

Interest	$14,591	$6,218	$20,949

SCHEDULE A:
Acquisitions of subsidiaries (*)

Estimated net fair value of assets acquired and liabilities

Working capital, net (excluding cash and cash equivalents)	$(363)	$36,085	$40,540
Property, plant and equipment	83	17,954	25,175
Other long-term assets	—	63,063	63,063
Goodwill and other intangible assets	3,013	507,243	530,536
IPR&D	—	16,560	16,560
Deferred income taxes	—	(67,360)	(71,919)
Long-term liabilities	(48)	(76,910)	(76,910)
Equity investment in Tadiran	—	(173,870)	(173,870)
	$2,685	$322,765	$353,175

(*)	In 2007, the shares of Tadiran Communications Ltd. (“Tadiran”) and Ferranti Technologies Group Ltd.
In 2008, the shares of Bar-Kal Systems Engineering Ltd. and Electro Optic Research and Development Company Ltd.

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
U. S. dollars (In thousands)

Note 1 -	GENERAL

The accompanying financial statements have been prepared in a condensed format as of June 30, 2008, and for the three and six months then ended in accordance with United States generally accepted accounting principles “)U.S. GAAP”( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP but which are not required for interim reporting purposes, have been condensed or omitted.

These statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2007.

The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2007 in order to conform to the current year’s presentation.

Operating results for the six and three months ended June 30, 2008, are not necessarily indicative of the results that may be expected for the year ending December 31, 2008.

Note 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.	The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements.

In March 2008, the FASB issued SFAS 161, Disclosures about Derivative Instruments and Hedging Activities (SFAS 161). SFAS 161 is an amendment of SFAS 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). To address concerns that the existing disclosure requirements of SFAS 133 do not provide adequate information, SFAS 161 requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the future impacts and disclosures resulting from SFAS 161.

B.

The accompanying financial statements have been prepared in U.S. dollars since the functional currency of the primary economic environment in which the operations of the Company are conducted is the U.S. dollar.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED
U. S. dollars (In thousands)

Note 3 -	INVENTORIES, NET OF ADVANCES

	June 30,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Cost of long-term contracts in progress	$643,095	$508,273
Raw materials	142,575	123,466
Advances to suppliers and subcontractors	56,664	65,597
Less -	842,334	697,336
Cost incurred on contracts in progress deducted
from customer advances	105,464	69,199

Advances received from customers	129,094	131,177
Provision for losses	24,232	16,357
	$583,544	$480,603

Note 4 – FAIR VALUE MEASUREMENTS

In the first quarter of 2008, the Company adopted Statement of Financial Accounting Standards (FAS) 157, Fair Value Measurements, which defines fair value, establishes a market based framework or hierarchy for measuring fair value and expands disclosures about fair value measurements. FAS 157 is applicable whenever another accounting pronouncement requires or permits assets and liabilities to be measured at fair value, but does not require any new fair value measurements. The FAS 157 requirements for certain non-financial assets and liabilities have been deferred until the first quarter of 2009 in accordancewith Financial Accounting Standards Board (FASB) Staff Position (FSP) 157-2. The adoption of FAS 157 did not have a material impact on our results of operations, financial position or cash flows.

The fair value hierarchy established in FAS 157 prioritizes the inputs used in valuation techniques into threelevels as follows:

A.	Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
B.

Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and

C.	Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and are required in order to develop relevant assumptions.

The amount of assets and liabilities subject to the provision of SFAS 157 at June 30, 2008,includes mainly $17,921 of marketable securities and liabilities related to derivative financial instruments of $19,838. The Company determined the fair values of the marketable securities using Level 3 methodology. Changes in the fair value of thosesecurities during the period were recorded as follows: unrealized gains of $456 considered to be temporary were reflected in other comprehensive income, and unrealized losses of $3,433 that are considered to be other-than-temporary were charged to statement of income as finance expenses. The fair value of the derivative financial instruments was determined using Level 2 methodology.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED
U. S. dollars (In thousands)

Note 5 – COMMITMENTS AND CONTINGENT LIABILITIES

A.

On July 2, 2008, The Company announced that on June 30, 2008, the court issued a series of orders relating to a trial in Memphis, Tennessee, against several defendants, including Kollsman, Inc. (“Kollsman”), a wholly-owned U.S. subsidiary of the Company. This is further to the Company’s announcement on November 7, 2007 and information contained in the Company’s Annual Report on Form 20-F filed on May 28, 2008 regarding a claim brought by the plaintiff Innovative Solutions and Support, Inc. The rulings reflect an award to the plaintiff against Kollsman for direct and exemplary damages, interest and costs totaling approximately $23.2 million. A final judgment to be entered by the court will contain the actual judgment amounts. Kollsman strongly believes that these rulings are neither supported by the evidence on the record nor by the applicable law and intends to evaluate the options available to vigorously defend itself, including filing an appeal upon the entry of a final judgment in the case. The impact of the ruling was included in the Company’s second quarter 2008 results in a net after tax expenses of approximately $10 million, taking into account reserves previously recorded.

B.

On July 24, 2008, the Company announced, further to the Company’s announcement on July 4, 2007, that on July 22, 2008 the United States District Court for the Southern District of New York issued an order dismissing, on grounds of forum non conveniens, the claim filed last year by certain minority shareholders of ImageSat International N.V. (“ImageSat”). The Company, through one of its subsidiaries, holds a minority position in ImageSat. The claim had been filed against certain of ImageSat’s shareholders including the Company and against certain current and former officers and directors of ImageSat, including among others Michael Federmann, Joseph Ackerman and Joseph Gaspar, the Company’s Chairman, Chief Executive Officer and Chief Financial Officer, respectively. On July 28, 2008, the plaintiffs filed an appeal of the court’s dismissal order with the U.S. Federal Court of Appeals for the Second Circuit. On August 6, 2008, another minority shareholder of ImageSat filed a similar claim in the New York District Court.

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